EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 26, 2012, except for the change in the presentation of comprehensive income discussed in Note 4, as to which the date is June 25, 2012, and except for the effects of the change in the accounting principle relating to recognition of stock-based compensation expense discussed in Note 3, as to which the date is October 10, 2012, relating to the financial statements of Restoration Hardware, Inc., which appears in Restoration Hardware Holdings, Inc.’s Registration Statement No. 333-176767 on Form S-1, as amended.

/s/ PricewaterhouseCoopers LLP

San Francisco, CA

November 1, 2012